Prevail Capital LLC

Statement of Financial Condition

DECEMBER 31, 2017

Prevail Capital LLC



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Prevail Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prevail Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prevail Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prevail Capital, LLC's management. Our responsibility is to express an opinion on Prevail Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prevail Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prevail Capital, LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2018

Prevail Capital LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	57,308
Prepaid expenses and other assets		11,761
Total assets	$	69,069

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	4,683
Total liabilities		4,683
Member's Equity		64,386
Total liabilities and member's equity	$	69,069

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Prevail Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients, particularly clients with EB-5 projects. The Company is a limited liability company with two members; the primary member is Rapid USA EB-5 Capital LLC, a Florida limited liability company. The Company was organized under the laws of the State of Delaware on July 8, 2005. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking fees are generated primarily from project-specific retainer payments, administrative placement agent fees, and finder's fees which are paid in cash upon the successful completion of a transaction.

Revenue Recognition:
The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes:

The Company does not record a provision for income taxes because the Members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2014.

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in

such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

NOTE 4 – CONCENTRATION OF BUSINESS

The Company earned 100% of its revenues from two clients in 2017.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases
In April 2017, the Company entered into an operating lease for office space that expires in April 2018. The future minimum payments due under this lease are approximately $4500.

The office lease required a deposit with the landlord in the amount of $1754. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $10,600 in 2017.
.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $52,625, which was $47,625 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.09 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2018, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.